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[ACS LOGO]                                                         NEWS RELEASE
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FOR IMMEDIATE RELEASE

CONTACTS:

Mark A. King
EVP and Chief Financial Officer
ACS
(214) 841-8007


                             ACS COMPLETES TENDER OFFER
                             FOR SHARES OF BRC HOLDINGS

DALLAS, TEXAS -- December 15, 1998 -- ACS (Affiliated Computer Services, Inc.; NYSE: ACS) today announced that it has completed its cash tender offer for 8,704,238 shares of the common stock of BRC Holdings, Inc. (NASDAQ: BRCP) at $19.00 net per share.

The offered expired, as scheduled, at 12:00 midnight (New York City time) on Monday, December 14, 1998.

As of the expiration of the offer, based on information provided from the Depositary, approximately 9,671,066 shares, including approximately 1,338,763 shares tendered by guaranteed delivery, of BRC common stock had been tendered and not withdrawn. Of the 9,671,066 shares validly tendered and not withdrawn at such time, 8,704,238 shares were accepted for payment on a pro rata basis. As of result of the tender offer, ACS will own approximately 51% of the outstanding shares of common stock of BRC on a fully diluted basis, which is equal to approximately 63% of the actual outstanding shares.
Subject to the terms of the merger agreement between ACS and BRC, shares of common stock of BRC not tendered will be converted into the right to receive $19.00 per share pursuant to a second-step merger pursuant to which BRC will become wholly-owned subsidiary of ACS, which is currently anticipated to be completed by early February 1999.

ACS is based in Dallas, Texas, and has operations primarily in North America, as well as Central America, South America, Europe and the Middle East. ACS provides a full range of information technology services including technology outsourcing, business process outsourcing, electronic commerce, professional services and systems integration. The Company's Class A common stock trades on the New York Stock Exchange under the symbol "ACS." Visit ACS on the Internet at www.acs-inc.com.

BRC Holdings Inc., based in Dallas, Texas, is an information technology services firm with 30 years experience providing consulting, project management, technical support and system services that enable its clients to achieve their strategic and operational objectives. BRC specializes in information technology outsourcing, consulting, information systems, and document management. For more information about BRC, visit the company's web site at www.brcp.com.